rIM Cannabis Corp.

Kibbutz Glil Yam, Central District

Israel 4690500

June 15, 2026

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	IM Cannabis Corp. (CIK 0001792030) Registration Statement on Form F-3 (File No. 333-296637) (the “Registration Statement”) Request for Acceleration of Effective Date

Dear Sir or Madam:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Securities Act”), IM Cannabis Corp. (the “Registrant”) hereby requests that the effective date of the above-referenced Registration Statement be accelerated so that it will be declared effective on June 16, 2026 at 4:30 p.m., Eastern Time, or as soon as practicable thereafter. `

The Registrant respectfully requests that it be notified of such effectiveness by a telephone call to Ilana Levin, Esq. of Sullivan & Worcester LLP at (212) 660-5029 and that such effectiveness also be confirmed in writing.

Very truly yours,

IM Cannabis Corp.

By:	/s/ Oren Shuster
	Name:	Oren Shuster
	Title:	Chief Executive Officer